CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

March 19, 2018

VIA EDGAR

Mr. Craig Arakawa

Accounting Branch Chief

Office of Beverages, Apparel and Mining

Division of Corporation Finance
Securities and Exchange Commission
100 F Street NE

Mail Stop 3561
Washington, DC 20549

Re:	Castle Brands Inc. (“we”, “our” or the “Company”) Form 10-K for the fiscal year ended March 31, 2017 (the “Form 10-K”) Filed June 14, 2017 File No. 001-32849

Dear Mr. Arakawa:

We are submitting this letter to respond to the comments of the staff (the “Staff”) of the Securities and Exchange Commission (“SEC”) addressed to Alfred J. Small as Chief Financial Officer of the Company, related to the Company’s Annual Report on Form 10-K for the fiscal year ended March 31, 2017.

In accordance with Rule 83 of the Securities and Exchange Commission’s Rules on Information and Requests (17 C.F.R. § 200.83) (“Rule 83”), the Company requests confidential treatment of the highlighted and bracketed portions (the “Confidential Material”) of this response letter. Please promptly inform the Company of any request for the Confidential Material made pursuant to the Freedom of Information Act or otherwise so that the Company may substantiate the foregoing request for confidential treatment in accordance with Rule 83. Any such notice may be directed to Alfred J. Small, Senior Vice President, Chief Financial Officer, Treasurer and Secretary of the Company, at Castle Brands Inc., 122 East 42nd Street, Suite 5000, New York, New York 10168 or at (646)-356-0213. Pursuant to Rule 83, a copy of the redacted response letter is also being delivered to the Freedom of Information Act Officer of the Securities and Exchange Commission. Each of the Staff’s comments is set forth below (with page references unchanged) and is followed by our response.

CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

Note 1 – Organization and Summary of Significant Accounting Policies, page 43

1. We note that in fiscal 2017 you revised your March 31, 2016 balance sheet for an error in the historical carrying value of inventory which you believe was not material to any previously issued consolidated financial statements. However, we note that this $1.5 million overstatement of inventory appears quantitatively significant in comparison to the $0.2 million pre-tax loss of fiscal 2016 and $2.2 million pre-tax tax loss of fiscal 2015. In order to assist us in understanding your disclosure, please provide us with the following additional information:

●	tell us the specific nature of these errors, how long inventory balances were not accurately costed, when and how you discovered them.
●	provide the impact of the error on fiscal 2016 and 2015 and your analysis regarding how you determined these errors were both quantitatively and qualitatively immaterial to previously reported periods including quarterly financial statements. Please refer to SAB Topics 1.M. and 1.N.

Response:

Facts and Circumstances

During fiscal 2017, management reviewed, among other items, the design of controls over account reconciliations and strengthened the design of the reconciliation control over inventory as it relates to estimated excise taxes and freight costs for inventory in bond. To effectively maintain its weighted average perpetual inventory cost system, the Company must estimate excise taxes and freight costs when inventory is received “in bond” (prior to excise tax being paid). These estimates are adjusted to actual when the goods are “tax paid” and removed from bond. The latter part of the reconciliation and review process was not adequately performed in prior years, which caused the control to fail in years prior to fiscal 2017. The operating effectiveness of the new design of the control during the 2017 fiscal year detected the error.

Relevant Literature

Management has concluded that the adjustments necessary to correct the out-of-period inventory adjustment are not material to the quarterly income statements for fiscal 2017 or the 2016, 2015 and 2014 annual income statements, based on the guidance set forth within the Accounting Standard Codification (“ASC”) 250, Accounting Changes and Error Corrections (formerly Staff Accounting Bulletin 99, “Materiality”, including Topics 1.M and 1.N (“SAB 99”)). SAB 99 was written in response to questions surrounding whether a misstatement or omission of an item that falls under a 5% of net income “rule of thumb” used by registrants is material to their annual financial statements. Furthermore, the 5% of net income “rule of thumb” does not relate to the net income associated with a registrant’s quarterly results.

Guidance in SAB 99 states that “The omission or misstatement of an item in a financial report is material if, in the light of surrounding circumstances, the magnitude of the item is such that it is probable that the judgment of a reasonable person relying upon the report would have been changed or influenced by the inclusion or correction of the item.” The guidance also states that “an assessment of materiality requires that one views the facts in the context of the ‘surrounding circumstances’, as the accounting literature puts it, or the ‘total mix’ of information, in the words of the Supreme Court. In the context of a misstatement of a financial statement item, while the ‘total mix’ includes the size in numerical or percentage terms of the misstatement, it also includes the factual context in which the user of financial statements would view the financial statement item.”

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

Quantitative Factor

Management performed the following quantitative analysis and deemed that a reasonable person relying on the financial statements would not have been significantly influenced by the inclusion or the correction of the item for the reasons set forth below.

The Company calculated the adjustment to inventory for the last five fiscal years. As shown below, the impact of the adjustment in any one particular year would be immaterial to net loss and net loss attributable to common shareholders and would have no impact on loss per share in one particular year.

Effect on the statement of operations in five previous fiscal years:

	3/31/2012	3/31/2013	3/31/2014	3/31/2015	3/31/2016	3/31/2017	3/31/2017**
Net (loss) income - as filed*	(4,960)	(4,838)	(7,972)	(3,474)	(1,707)	511	511
Adjustment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Net (loss) income - as adjusted	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Net loss attributable to common stock holders - as filed*	(5,947)	(6,193)	(9,291)	(3,800)	(2,516)	(848)	(848)
Adjustment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Net loss attributable to common stock holders - as adjusted	[***]	[***]	[***]	[***]	[***]	[***]	[***]

Loss per share - as filed*	$(0.06)	$(0.06)	$(0.08)	$(0.02)	$(0.02)	$(0.01)	$(0.01)
Loss per share - as adjusted	[***]	[***]	[***]	[***]	[***]	[***]	[***]

* 3/31/17 balances are prior to any adjustment

** Gives effect to the cumulative adjustment being posted at March 31, 2017

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

Effect on the quarterly statement of operations in current fiscal year:

	6/30/2016	9/30/2016	12/31/2016	3/31/2017
Net (loss) income - as filed*	(596)	(1,086)	(193)	870
Adjustment	[***]	[***]	[***]	[***]
Net (loss) income - as adjusted	[***]	[***]	[***]	[***]
Net loss attributable to common stock holders - as filed*	(766)	(1,467)	(1,044)	361
Adjustment	[***]	[***]	[***]	[***]
Net loss attributable to common stock holders - as adjusted	[***]	[***]	[***]	[***]

Loss per share - as filed*	$(0.00)	$(0.01)	$(0.01)	$0.00
Loss per share - as adjusted	[***]	[***]	[***]	[***]

* 3/31/17 balances are prior to any adjustment

Further, the effect on the balance sheet would also be immaterial to any one particular year:

	3/31/2012	3/31/2013	3/31/2014	3/31/2015	3/31/2016	3/31/2017	3/31/2017**

Inventory - as filed*	10,733	13,732	14,650	21,068	27,233	29,806	31,299
Adjustment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Inventory - as adjusted	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Total current assets - as filed*	18,392	22,484	26,581	34,442	40,690	44,510	46,003
Adjustment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Total current assets - as adjusted	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Working capital - as filed*	11,594	13,948	19,068	25,623	29,347	31,175	32,668
Adjustment	[***]	[***]	[***]	[***]	[***]	[***]	[***]
Working capital - as adjusted	[***]	[***]	[***]	[***]	[***]	[***]	[***]

* 3/31/17 balances are prior to any adjustment

** Gives effect to the cumulative adjustment being posted at March 31, 2017

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

SAB 99 Qualitative Review

While the Company believes the uncorrected and corrected out-of-period adjustments discussed above are quantitatively immaterial, SAB 99 does state that registrants should also consider qualitative factors that may render items material. We have summarized below our considerations of these qualitative factors that we believe are relevant in this situation:

Factor: whether the misstatement masks a change in earnings or other trends.

The misstatement results in an understatement of costs of goods sold, net loss and net loss attributable to common shareholders for the years examined. However, the change to the statement of operations is immaterial in any given year and has no effect on net loss per share. Further, the Company reported significant net losses and net loss attributable to common shareholders in each of the years examined. As such, the error does not mask a change in earnings or other trends, and the net effect of the error is immaterial in any one year.

Factor: whether the misstatement hides a failure to meet analysts’ consensus expectations for the enterprise.

The Company does not issue guidance and the Company’s common stock was covered by only one equity analyst during the relevant period. Further, this analyst did not initiate coverage until June 2014 and did not issue any reports for three quarters during the Company’s 2015 and 2016 fiscal years. The Company does not believe that the impact of the error would have an impact on analysts’ expectations or the trading volume or price of Castle’s stock.

Factor: whether the misstatement changes a loss into income or vice versa.

As shown above, the misstatement did not change a loss into income or vice versa in prior fiscal years or in the quarterly results of the current fiscal year. However, if the cumulative adjustment were to be recorded in the current fiscal year at March 31, 2017, net income of $0.5 million as reported would become a loss of ($1.0) million.

Factor: whether the misstatement affects the registrant’s compliance with regulatory requirements.

No impact on regulatory compliance is noted.

Factor: whether the misstatement affects the registrant’s compliance with loan covenants or other contractual requirements.

The misstatement had no impact on the registrant’s compliance with loan covenants or other contractual requirements.

Factor: whether the misstatement has the effect of increasing management’s compensation - for example, by satisfying requirements for the award of bonuses of other forms of incentive compensation.

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

The misstatement had no effect on management’s compensation.

Factor: whether the misstatement concerns a segment or other portion of the registrant’s business that has been identified as playing a significant role in the registrant’s business.

The Company has only one segment and the misstatement does not relate to a specific portions of our business.

Factor: whether the misstatement involves concealment of an unlawful transaction.

There were no unlawful transactions involved in this misstatement and the misstatement did not involve concealment of an unlawful transaction.

Conclusion:

Based on the foregoing quantitative analysis, the Company determined that if it recorded a change in the current year’s statement of operations based on the cumulative impact of the effects in prior years, it would be material to the current year’s statement of operations. Therefore, the Company instead revised the prior year, as a reasonable person relying on the financial statements would not have been significantly influenced by the inclusion or the correction of the item. Further, management has concluded that each of prior years’ net income and net loss attributable to common shareholders would not be materially misstated and would not have materially affected the Company’s financial trends. Management also concluded that the impact of the adjustments on inventory, total assets, current assets, retained earnings and working capital will not be material for prior years’ balance sheets.

Management concluded that no restatement was necessary as the impact of the adjustment is not material to any one reporting period previously reported, but determined that the cumulative adjustment should be reflected in the opening balance sheet in the current fiscal year. Accordingly, the Company revised the prior-year balance sheet reported in the current year financial statements for the year ended March 31, 2017 by reducing inventory and increasing accumulated deficit by $1,493,130 each at March 31, 2016.

In addition to the disclosure included in Note 1.I to the Form 10-K, the Company also adjusted the “Selected Financial Data” in Item 6 to its Annual Report filed on Form 10-K for the year ended March 31, 2017 to give effect to the adjustment on working capital, total assets and total controlling shareholders’ equity for each of the years presented.

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

Note 11 – Provision for Income Taxes, page 53

2. We note your income tax rate reconciliation table showing the effective tax rate of (27%) in fiscal 2017, 567% in fiscal 2016 and 58% in fiscal 2015. However, you provide no discussion or insight in the footnotes or management’s discussion and analysis into the specific factors or circumstances that caused the significant changes in your effective tax rate. Please provide the following:

●	a discussion of the specific facts or circumstances that resulted in this significant change per ASC 740-10-50-14;

●	explain in detail the line item “changes in valuation allowance” which include state NOL and deferred tax true ups; and

●	discuss whether you separately disclosed each line item meeting the materiality thresholds in Rule 4-08(h) of Regulation S-X.

Response:

The Company respectfully acknowledges the Staff’s comments. The Company’s consolidated financial statements include the accounts of the Company’s subsidiary, Castle Brands Inc. (“CBI”), and CBI’s ownership interest in Gosling-Castle Partner Inc. (“GCP”). For fiscal 2017, fiscal 2016 and fiscal 2015, CBI and GCP filed separate U.S. federal consolidated tax returns. Accordingly, the income tax provision was determined for CBI and GCP as separate tax paying components.

For fiscal 2017, fiscal 2016 and fiscal 2015, GCP generated pre-tax income of $3,762,130, $3,475,006 and $814,573, respectively, and CBI generated pre-tax losses of ($3,067,808), ($3,730,864) and ($3,009,487), respectively. The Company’s consolidated tax provision is comprised of income tax expense attributable to GCP. The Company did not provide an income tax benefit to CBI’s operating losses because the Company could not conclude that such amounts were realizable on a more-likely-than-not basis based on the weight of negative evidence, which included CBI’s cumulative three-year loss.

Based on CBI and GCP being separate tax paying components, the annual effective tax rate is impacted significantly by the mix of earnings between CBI and GCP. Further, in fiscal 2017, the Company, with the assistance of its tax advisors, reviewed its historic state tax filing position. Based on such review, the Company was able to claim a refund of prior period New York State and City income taxes. Based on this change in estimate, the Company recorded an income tax benefit in fiscal 2017 for these New York State and City tax refunds.

The Company will undertake to disclose specific factors or circumstances that significantly impact its effective tax rate as necessary in future filings.

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

In addition, the line item for “changes in valuation allowance” generally includes pre-tax operating losses for CBI for which no income tax benefit is recognized because CBI is a separate tax paying component. In fiscal 2016 and 2015, the Company utilized a blended rate approach in determining state and local taxes as a simplifying convention given it operates in multiple U.S. states. The blended rate approach was also used in determining the tax effect of all gross temporary differences, including state net operating losses. In fiscal 2017, with the assistance of its tax advisors, the Company determined that computing deferred taxes based on the state statutory rate of each legal entity would be a more accurate reflection of its deferred tax position. As such, the Company recorded a deferred tax true-up in fiscal 2017 to align its state deferred tax assets including the deferred tax asset for state net operating losses to the state statutory rate approach. The change from the blended rate approach to separate state rate approach did not impact the Company’s income tax provision as the Company maintained a full valuation allowance against its net deferred tax assets as such amounts were not realizable on a more-likely-than-not basis. The Company disclosed by footnote reference that the deferred true-up for state deferred taxes was included in the line item “changes in valuation allowance”.

SEC Regulation S-X 4-08(h)(2) requires disclosure of individual reconciling items that are more than 5% of the amount compared by multiplying income (loss) before tax by the applicable U.S. federal statutory rate income tax rate in fiscal 2017 of 34%.

The Company believes that it has provided appropriate disclosure regarding the impact of various items on its overall effective tax rate, and has provided an appropriate reconciliation between the amount of reported total income tax expense (benefit) and the amount computed by multiplying the income (loss) before tax by the applicable U.S. federal statutory income tax rate.

The Company will continue to evaluate the percentage of each item that impacts the overall effective tax rate at each subsequent annual reporting period and include the disclosure, as necessary, in future filings.

Note 12 – Stock Based Compensation, page 55

3. We note from page 57 that the expected term of your options is estimated based on the simplified method. Please tell us how you have considered the historical exercise data since your 2006 initial public offering in your application of the simplified method. Please explain the basis for continuing to use the simplified method and provide the specified disclosures per SAB Topic 14.D.2.

Response:

The Company has had limited and inconsistent historical stock option exercise data since its 2006 initial public offering. This limited data provided little data on which to base the Company’s estimated expected term for option valuation. Accordingly, the Company has elected to use the simplified method.

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

All of the Company’s options issued prior to March 31, 2008 were issued at or above the existing trading price, and due to a decrease in the price of the Company’s stock, were never “in the money” and were never exercised. The following schedule summarizes the number of options vested (as of the balance sheet date) and exercised by fiscal year for the last twelve years:

For the year ended March 31,
	Options Vested	Options Exercised

2006	301,767	-
2007	573,625	-
2008	854,950	-
2009	1,825,975	-
2010	1,237,400	26,900
2011	1,882,750	10,600
2012	2,716,600	-
2013	4,248,958	-
2014	5,511,447	80,758
2015	7,064,133	677,127
2016	7,931,813	1,079,602
2017	9,285,121	671,028

The limited option exercise data for nine of the twelve years does not provide the Company with sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term. Further, of the 1,079,602 options exercised in 2016, 548,000 were exercised by two departing board members and 430,000 were exercised and held by certain directors and officers. Of the 671,028 options exercised in 2017, 145,500 were exercised by two departing board members and 225,000 were exercised and held by certain directors and officers.

As defined in SAB Topic 14.D.2, and in particular, FASB ASC Topic 718, the Company issues “plain vanilla” options:

●	The share options are granted at-the-money;
●	Exercisability is conditional only on performing service through the vesting date;
●	If an employee terminates service prior to vesting, the employee would forfeit the share options;
●	If an employee terminates service after vesting, the employee would have a limited time to exercise the share options (90 days); and
●	The share options are nontransferable and nonhedgeable.

As noted in Topic 14.D.2, an entity that is unable to rely on its historical exercise data may find that certain alternative information, such as exercise data relating to employees of other companies, is not easily obtainable. As such, some companies may encounter difficulties in making a refined estimate of expected term. Accordingly, if a company concludes that its historical share option exercise experience does not provide a reasonable basis upon which to estimate expected term, the Staff will accept the “simplified” method for “plain vanilla” options consistent with those in the fact set above.

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CONFIDENTIAL TREATMENT REQUESTED

CONFIDENTIAL INFORMATION OMITTED HEREIN HAS BEEN SUBMITTED SEPARATELY TO THE SECURITIES AND EXCHANGE COMMISSION PURSUANT TO A REQUEST FOR CONFIDENTIAL TREATMENT. SUCH OMISSIONS ARE DENOTED BY BRACKETED ASTERISKS “[***]”

Based in the inconsistent exercise data as described above, the Company determined that it does not have sufficient historical exercise data to provide a reasonable basis upon which to estimate expected term and availed itself of the simplified method as allowed under Topic 14.D.2.

Under the simplified method, using a ten year original contractual term and graded vesting over four years (25% of the options in each grant vest annually) for the share options granted by the Company, the resultant expected term would be 6.25 years. The Company performed a sensitivity analysis on its issued options based on historical activity, and determined that the weighted average term would be 6.55 years. As both the 6.25 and 6.55 years are estimates, and the effect of applying the 6.55 years to the valuation model are de minimis, the Company determined that that the simplified method was a more reasonable and effective method for estimating the expected term.

Also, we respectfully note that in 2017, in connection with the recommendations of a compensation consultant, the Company’s compensation committee determined that future equity compensation would be in the form of restricted stock grants, eliminating the need to calculate fair value, and, thus, the need to estimate expected term.

Thank you for your kind assistance with this matter. Please call me at 646-356-0213 with any questions.

Very truly yours,

/s/ Alfred J. Small
Alfred J. Small
Senior Vice President, Chief Financial Officer, Treasurer & Secretary

cc:	Mr. Brian McAllister, Staff Accountant Ms. Nasreen Mohammed, Assistant Chief Accountant Mr. Rufus Decker, Accounting Branch Chief Castle Brands Inc. Audit Committee EisnerAmper LLP

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